Arabian American Development Company
10830 North Central Expressway, Suite 175
Dallas, Texas 75231
(214) 692-7872
August 13, 2008

Via Edgar and Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010
Attn:                      Chris White
Branch Chief

Re:           Arabian American Development Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 12, 2008
Response letter filed July 14, 2008
File No. 1-33926

Dear Mr. White:

Based upon the Staff’s review of the filings noted above, the Commission issued a comment letter dated July 31, 2008.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Consolidated Statements of Income, page F-6

1.
We note your response to prior comment 2 in our letter dated June 12, 2008.  SAB Topic 11:B or other GAAP does not contemplate a gross profit or gross margin measure that excludes depreciation, depletion and amortization.  In this respect, SAB Topic 11:B states, “to avoid placing undue emphasis on cash flow,

Mr. Chris White
August 12, 2008
Page

depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.”  As such, your gross profit measure must include applicable depreciation, depletion and amortization.  Please clarify how you plan to comply with this guidance.

Response: We respectfully note your comment and have updated our disclosures required by SAB Topic 11:B and other GAAP in our June 30, 2008 Form 10-Q, a copy of which is attached. More specifically we included in our Statement of Income for the three and six months ended June 30, 2008 and 2007, the depreciation expense included in our operating costs and expenses associated with petrochemical and processing to calculate gross profit.  We will continue to include this disclosure in all future filings.  The disclosure found in our Statements of Income for the three and six months ended June 30, 2008 and 2007 was as follows:
Cost of petrochemical product sales and processing (including depreciation of $251,486, $197,668, $485,805 and $393,167, respectively)

Note 1 – Summary of Significant Accounting Policies

Mineral Exploration and Development Costs, page F-12

2.
Comment:  We state in prior comment 3 in our letter dated June 12, 2008, that U.S. GAAP requires all exploration costs incurred prior to a feasibility study that establishes reserves in accordance with Industry Guide 7 are to be written off as expense as incurred.  In your response, you stated that you have historically complied with this guidance and that you conducted a feasibility study in 1982.  In your response to prior comment 4, you quantify reserves as of June 22, 1994.

We note that Industry Guide 7 defines reserve as the part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination.  As such, please provide the following information to us.

(a)	Confirm that you had the legal right to extract or produce the minerals in
Saudi Arabia as of the end of each year presented in your filing.  If you did not have this legal right, it would be inappropriate to quantify reserves in your filing or to capitalize any related costs.

(b)
Additionally, note that reserves must be calculated as of the end of each fiscal year to determine the amount of mineral deposit which could be economically extracted as of the end of the year.  Such calculations are necessary because reserve quantities would be expected to vary based upon changes in economic conditions.  Accordingly, and assuming you are able to satisfy the requirements of (a) above, please provide to us and disclose the reserve quantities for the years presented in your filing.

Response: We respectfully note your comments and would like to confirm that we had the legal right to extract or produce the minerals in Saudi Arabia as of the years ended December 31, 2007, 2006 and 2005.  A copy of the Company’s Mining Lease Agreement between the Ministry of Petroleum and Mineral Resources and the Company has either been attached or incorporated by reference to all of the Company’s 10-Q and 10-K filings since 1999.  Additionally, the Company will update its future year end filings to disclose the reserve quantities for each of the years presented in the filing.  Our disclosure at December 31, 2007, 2006 and 2005 is as follows:

The Company estimates proven reserves for mineral deposits and estimated average grades of metals located in Saudi Arabia for the years ended December 31, 2007, 2006 and 2005 as follows:

Zone	Reserves (Tonnes)	Copper (%)	Zinc (%)	Gold (g/t)	Silver (g/t)
Saadah	3,872,400	1.67	4.73	1.00	28.36
Al Houra	2,465,230	1.22	4.95	1.46	50.06
Moyeath	874,370	0.88	8.92	1.29	64.85
Total	7,212,000	1.42	5.31	1.19	40.20

For the purposes of calculating the proven mineralized materials, a dilution of 5% at zero grade on the Saadah zone and 15% at zero grade on the Al Houra and Moyeath zones was assumed.  A mining recovery of 80% was used for the Saadah zone and 88% for the Al Houra and Moyeath zones.  Mining dilution is the amount of wall rack adjacent to the ore body that is included in the ore extraction process.

The Company concluded that any changes in reserves between the years disclosed above are deemed immaterial.  However, we routinely have our consulting engineers examine the economics and cash flow of the mine at the end of each quarter, and should a particular zone become uneconomical to produce, the reserves will be adjusted accordingly and disclosed as appropriate.

Sincerely,

/s/ Nicholas Carter

Nicholas Carter
Executive Vice President and Chief Operating Officer